Exhibit 99.7

Intelligent Group Limited Announces Pricing of Initial Public Offering and Listing on Nasdaq

March 19, 2024 08:47 PM Eastern Daylight Time

NEW YORK--(BUSINESS WIRE)—Intelligent Group Limited (Nasdaq: INTJ) (the “Company”), a Hong Kong based financial public relations company, today announced the pricing of its initial public offering (the “Offering”) of 1,875,000 ordinary shares (the “Ordinary Shares”), at a price of $4 per Ordinary Share. The Ordinary Shares are expected to begin trading on the Nasdaq Capital Market on March 20, 2024 under the symbol “INTJ.”

The Offering is expected to close on March 22, 2024, subject to the satisfaction of customary closing conditions. Net proceeds to the Company, after deducting underwriting discounts, non-accountable expense allowance and offering expenses, are expected to be approximately $6.2 million. The Company intends to use the net proceeds for the development and commercialization of its technologies and related products, and for other working capital and general corporate purposes.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 281,250 Ordinary Shares of the Company, at the Offering price, less underwriting discounts and commissions.

WestPark Capital, Inc. is the sole Book-Running Manager for the Offering.

Loeb & Loeb LLP is acting as U.S. legal counsel to the Company and Haneberg Hurlbert PLC is acting as legal counsel to WestPark Capital, Inc. for the Offering. Ogier is acting as British Virgin Islands legal counsel to the Company.

The Offering is being conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-272136) previously filed with, and subsequently declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2024. The Offering is being made only by means of a prospectus. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, electronic copies of the prospectus relating to the Offering may be obtained from WestPark Capital, Inc., 1800 Century Park East, Suite 220, Los Angeles, CA 90067, by phone at +310-203-2919 or by email at J@wpcapital.com.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Any such forward-looking statements are subject to various risks and uncertainties, including the strength of the economy, changes to the market for securities, political or financial instability and other factors which are set forth in the Company’s Registration Statement on Form F-1 (File No. 333-272136), as amended, and in all filings with the SEC made by the Company subsequent to the filing thereof. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

About Intelligent Group Limited

Intelligent Group Limited is a professional services provider in Hong Kong that engages in the business of providing  comprehensive financial public relations services. Its public relations services include arranging press conferences and interviews, participating in the preparation of news releases and shareholders’ meetings, monitoring news publications, identifying shareholders, targeting potential investors, organizing corporate events, and implementing crisis management policies and procedures.

The company aims to establish an effective channel for the exchange of information between the public, investors and its clients. It provides information about its clients to the public and investors in a manner designed to enable them to understand client operations more easily. The Company also provides training to its clients so as to allow them to understand public relations tactics and practice. The objective is to create a positive market image of all its clients to the public.

Contacts

Intelligent Group Limited Investor Relations Contact:

Unit 2803, Level 28, Admiralty Centre

Tower 1, 18 Harcourt Road, Admiralty, Hong Kong

(+852) 3618 8460

Email: pr-team@intelligentjoy.com

Underwriter Inquiries:

WestPark Capital, Inc.
Jason Stern, Chief Operating Officer

1800 Century Park East, Suite 220

Los Angeles, CA 90067

310-203-2919

J@wpcapital.com